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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67520

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___1/1/2007___ AND ENDING ___12/31/2007___
                                  MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Empire Asset Management Company**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2 Rector Street — 15 fl.

(No. and Street)

New York, NY 10122

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

            Scott Flynn, C.P.A.   **#(212)736-2220**

                                            (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lehman, Newman, and Flynn C.P.A.s

(Name – if individual, state last, first, middle name)

14 Penn Plaza Suite 2220, New York, NY 10122

(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

Claims for exemption from this requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, _____Greg Zeoli_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

_____Empire Investment Group LLC D/B/A Empire Asset Management Company_____ , as of _____December 31_____, 20 **07**____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

Laura M. Carrasco
Notary Public

_____
Signature

President
_____
Title

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition. (STATEMENT OF CASH FLOWS)
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

EMPIRE INVESTMENT GROUP, LLC

D/B/A EMPIRE ASSET MANAGEMENT COMPANY

FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2007

LEHMAN, NEWMAN & FLYNN
CERTIFIED PUBLIC ACCOUNTANTS

EMPIRE INVESTMENT GROUP, LLC
D/B/A EMPIRE ASSET MANAGEMENT COMPANY
FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2007

TABLE OF CONTENTS

LEHMAN, NEWMAN & FLYNN
CERTIFIED PUBLIC ACCOUNTANTS

LEHMAN, NEWMAN & FLYNN
CERTIFIED PUBLIC ACCOUNTANTS
14 PENN PLAZA
SUITE 2220
NEW YORK, NEW YORK 10122

MARTIN M. LEHMAN, C.P.A.
BARRY NEWMAN, C.P.A.
SCOTT P. FLYNN, C.P.A.
LAWRENCE A. VOLLARO, C.P.A.

TEL: (212) 736-2220
FAX: (212) 736-8018
WEB: www.lnfcpa.com

Members:
American Institute of CPA's
New York State Society of CPA's

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Empire Investment Group, LLC
New York, NY

We have audited the accompanying statement of financial condition of Empire Investment Group, LLC as of December 31, 2007, and the related statements of income, changes in members' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Empire Investment Group, LLC as of December 31, 2007, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statement taken as a whole. The information contained in Schedules I, II, III and IV, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Lehman, Newman + Flynn

Lehman, Newman & Flynn
February 26, 2008

-1-

ASSETS

Current assets:	
Cash and cash equivalents	$ 315,306
Investment – money market fund	200,000
Receivables from broker – dealers and clearing organizations	288,271
Other receivables	4,088
Total current assets	807,665
Furniture, fixtures and equipment (net of accumulated depreciation)	54,855
Security deposits	91,297
Total assets	$ 953,817

LIABILITIES AND MEMBERS' EQUITY

Current liabilities:	
Accounts payable	$ 43,996
Accrued expenses and taxes	20,142
Commissions payable	278,615
Total current liabilities	342,753
Members' equity	611,064
Total liabilities and members' equity	$ 953,817

The accompanying notes are an integral part of this statement.

-2-

EMPIRE INVESTMENT GROUP, LLC
D/B/A EMPIRE ASSET MANAGEMENT COMPANY
STATEMENT OF INCOME AND CHANGES IN MEMBERS' EQUITY
YEAR ENDED DECEMBER 31, 2007

Revenues:	
Commissions	$ 1,753,113
Investment banking	578,613
Other Income	164,785
Interest Income	20,171
Total revenues	$ 2,516,682
Operating Expenses:	
Employee compensation and benefits	1,711,472
Brokerage, exchange and clearance fees	234,065
Professional fees	96,015
Occupancy and related depreciation	55,646
Marketing and selling expense	96,466
Insurance expense	71,370
Office expense and postage	96,987
Communications and technology	47,160
Total operating expenses	2,409,181
Income before income taxes	107,501
Provision for income taxes	10,000
Net Income	97,501
Members' Equity - January 1, 2007	-0-
Paid in capital	513,563
Distributions	-0-
Members' Equity – December 31, 2007	$ 611,064

The accompanying notes are an integral part of this statement.

-3-

EMPIRE INVESTMENT GROUP, LLC
D/B/A EMPIRE ASSET MANAGEMENT COMPANY
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2007

Cash flows from operating activities:		
Net income	$	97,501
Adjustments to reconcile net income to		
net cash used by operating activities:		
Depreciation		3,716
Receivable from broker – dealers		
and clearing organizations		(288,271)
Investment – money market fund		(200,000)
Other receivables		(4,088)
Security deposits		(91,297)
Accounts payable		43,996
Accrued expenses and taxes		20,142
Commissions payable		278,615
Net cash used in operating activities		(139,686)
Cash flows from investing activities:		
Capital expenditures		(58,571)
Net cash used in investing activities		(58,571)
Cash flows from financing activities:		
Paid in capital to member		513,563
Net cash provided by financing activities		513,563
Net increase in cash		315,306
Cash at beginning of year		-0-
Cash at end of year	$	315,306
Supplemental disclosures of cash flow information:		
Cash paid during the year for interest	$	-0-
Cash paid during the year for taxes	$	-0-

The accompanying notes are an integral part of this statement.

-4-

EMPIRE INVESTMENT GROUP, LLC
D/B/A EMPIRE ASSET MANAGEMENT COMPANY
NOTES TO FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2007

BUSINESS DESCRIPTION

The Company was formed November 2, 2006 under Section 203 of the limited liability company laws of New York State. The Company is a broker-dealer registered with the SEC and is a member of the Financial Industry Regulatory Authority. Services provided to clients by the Company include securities brokerage and investment banking.

USE OF ESTIMATES

The preparation of the financial statements, in conformity with generally accepted accounting principles, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Estimates also affect the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

INCOME TAXES

Under existing provisions of the Internal Revenue Code, the income or loss of a limited liability company is recognized by the members for income tax purposes. For New York City income tax purposes an entity level surcharge is imposed on the Company's allocable income.

REVENUE RECOGNITION

Commission revenues are recorded as income when earned and are shown gross of related brokerage, clearing and exchange fees.

Investment banking revenues arising from securities offerings in which the Company acts as an underwriter or agent are recorded when services for the transactions are substantially completed.

DEPRECIATON

Depreciation is provided on a straight-line basis using estimated useful lives of five to ten years.

STATEMENT OF CASH FLOWS

For purposes of the statement of cash flows, the Company has defined cash equivalents as highly liquid cash investments with original maturities of less than three months that are not held for sale in the ordinary course of business.

LEHMAN, NEWMAN & FLYNN
CERTIFIED PUBLIC ACCOUNTANTS

EMPIRE INVESTMENT GROUP, LLC
D/B/A EMPIRE ASSET MANAGEMENT COMPANY
NOTES TO FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2007

(CONTINUED)

CASH AND CASH EQUIVALENTS

The Company maintains cash balances at one bank. Accounts are insured by the Federal Deposit Insurance Corporation up to $100,000. The Company's cash balance at December 31, 2007 exceeds these limits by approximately $215,306.

RECEIVABLES FROM BROKER-DEALERS AND CLEARING ORGANIZATIONS

Amounts receivable from broker-dealers and clearing organizations at December 31, 2007 consist of fees and commissions receivable at that date. The Company clears customer transactions through another broker-dealer on a fully disclosed basis.

FURNITURE, FIXTURES AND EQUIPMENT

Furniture and fixtures	$ 39,086
Office equipment	19,485
	58,571
Less: Accumulated depreciation	3,716
Net furniture, fixtures and equipment	$ 54,855

NET CAPITAL

As a broker-dealer, the Company is subject to the Securities and Exchange Commission's regulations and operating guidelines, which require the Company to maintain a specified amount of net capital, as defined, and a ratio of aggregate indebtedness to net capital as derived, not exceeding 15 to 1. The Company's net capital is computed under Rule 15c3-1, was $456,824 at December 31, 2007, which exceeded required net capital of $100,000 by $356,824. The ratio of aggregate indebtedness to net capital at December 31, 2007 was 75%.

CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the credit worthiness of the counterparty and it is the Company's policy to review, as necessary, the credit standing of each counterparty.

COMMITMENTS AND CONTINGENCIES

Rent Expense and Lease Commitments

The Company conducts its operation from a leased facility. The Company is generally liable for its proportionate share of any increases in real estate taxes and operating expenses. Rent expense relative to this lease was $43,572 for the period ended December 31, 2007. The lease expires October 31, 2014.

The minimum future rental payment under the non-cancelable operating lease having a minimum term in excess of one year as of December 31, 2007, for the next 5 years is as follows:

Date	Amount
December 31, 2008	$ 209,351
December 31, 2009	215,107
December 31, 2010	221,022
December 31, 2011	230,112
December 31, 2012	251,498
Thereafter	478,672
	$ 1,605,762

BROKER –DEALER REGULATION

The Company and the financial services industry in general are subject to stringent regulation by U.S. federal and state agencies, securities exchanges, and self-regulating organizations, each of which has been charged with the protection of the financial markets and the interests of those participating in those markets.

LEHMAN, NEWMAN & FLYNN
CERTIFIED PUBLIC ACCOUNTANTS

EMPIRE INVESTMENT GROUP, LLC
D/B/A EMPIRE ASSET MANAGEMENT COMPANY

SUPPLEMENTARY SCHEDULES

FOR THE YEAR ENDED DECEMBER 31, 2007

SCHEDULE 1

EMPIRE INVESTMENT GROUP, LLC
D/B/A EMPIRE ASSET MANAGEMENT COMPANY

COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL
PURSUANT TO RULE 15c3-1

DECEMBER 31, 2007

Total ownership equity from statement of financial condition	$ 611,064
Total nonallowable assets from statement of financial condition	150,240
Net capital before haircuts on securities positions	460,824
Haircuts on securities	4,000
Net capital	$ 456,824
Aggregate indebtedness:	
Total A.I. liabilities from statement of financial condition	$ 342,754
Total aggregate indebtedness	$ 342,754
Percentage of aggregate indebtedness to net capital	75%
Computation of basic net capital requirement:	
Minimum net capital required (6.67% of A.I.)	$ 22,862
Minimum dollar net capital requirement of reporting broker or dealer	$ 100,000
Net capital requirement	$ 100,000
Excess net capital	$ 356,824
Excess net capital at 1000%	$ 422,549

LEHMAN, NEWMAN & FLYNN
CERTIFIED PUBLIC ACCOUNTANTS

EMPIRE INVESTMENT GROUP, LLC
D/B/A EMPIRE ASSET MANAGEMENT COMPANY

RECONCILIATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
(X-17A-5)

AT DECEMBER 31, 2007

	Focus Report- Part IIA Period ended December 31, 2007	Adjustments	Annual Financial Statements At December 31, 2007
COMPUTATION OF NET CAPITAL			
Total ownership equity from statement of financial condition (adjustment reflects additional accruals)	$ 679,528	$ (68,464)	$ 611,064
Deductions and/or charges; Total nonallowable assets from statement of financial condition	(188,454)	38,214	(150,240)
Haircuts on securities	(4,000)	-	(4,000)
Total deductions	(192,454)	38,214	(154,240)
Net capital	$ 487,074	$ (30,250)	$ 456,824

LEHMAN, NEWMAN & FLYNN
CERTIFIED PUBLIC ACCOUNTANTS

SCHEDULE II

EMPIRE INVESTMENT GROUP, LLC
D/B/A EMPIRE ASSET MANAGEMENT COMPANY

INFORMATION RELATING TO POSSESSION OR CONTROL
REQUIREMENTS UNDER RULE 15c3-3

DECEMBER 31, 2007

The Company claims an exemption from Rule 15c3-3 relating to possession or control of securities as all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

LEHMAN, NEWMAN & FLYNN
CERTIFIED PUBLIC ACCOUNTANTS

EMPIRE INVESTMENT GROUP, LLC
D/B/A EMPIRE ASSET MANAGEMENT COMPANY

SCHEDULE OF SEGREGATION REQUIREMENTS AND FUNDS IN
SEGREGATION FOR CUSTOMERS' REGULATED
COMMODITY FUTURES AND OPTION ACCOUNTS

DECEMBER 31, 2007

The Company claims exemption from the segregation requirements of the Commodities Futures Act since it has no commodity customers as the term is defined in Regulation 1.3(k).

LEHMAN, NEWMAN & FLYNN
CERTIFIED PUBLIC ACCOUNTANTS

SCHEDULE IV

EMPIRE INVESTMENT GROUP, LLC
D/B/A EMPIRE ASSET MANAGEMENT COMPANY

COMPUTATION FOR DETERMINATION OF
RESERVE REQUIREMENTS FOR BROKER-DEALER UNDER
RULE 15c3-3 OF THE SECURITIES EXCHANGE ACT OF 1934

DECEMBER 31, 2007

The Company, is exempt from the reserve requirements of Rule 15c3-3 as its transactions are limited, such that they do not handle customer funds or securities. Accordingly, the computation for determination of reserve requirements pursuant to rule 15c3-3 and information relating to the possession or control requirement pursuant to Rule 15c3-3 are not applicable.

LEHMAN, NEWMAN & FLYNN
CERTIFIED PUBLIC ACCOUNTANTS

LEHMAN, NEWMAN & FLYNN

CERTIFIED PUBLIC ACCOUNTANTS
14 PENN PLAZA
SUITE 2220
NEW YORK, NEW YORK 10122

MARTIN M. LEHMAN, C.P.A.
BARRY NEWMAN, C.P.A.
SCOTT P. FLYNN, C.P.A.
LAWRENCE A. VOLLARO, C.P.A.

TEL: (212) 736-2220
FAX: (212) 736-8018
WEB: www.lnfcpa.com

Members:
American Institute of CPA's
New York State Society of CPA's

Independent Registered Public Accounting Firm's Report on Internal Control Structure

Members of
Empire Investment Group, LLC

We have audited Empire Investment Group, LLC 's internal control over financial reporting as of December 31, 2007, based on criteria established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Empire Investment Group, LLC 's management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Empire Investment Group, LLC maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on criteria established in *Internal Control- Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the financial statement as of and for the year ended December 31, 2007 of Empire Investment Group, LLC and our report dated February 26, 2008 expressed an unqualified opinion on those financial statements.

Lehman, Newman + Flynn

Lehman, Newman & Flynn CPAs
Certified Public Accountants
New York, NY
February 26, 2008

END

LEHMAN, NEWMAN & FLYNN
CERTIFIED PUBLIC ACCOUNTANTS